Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-124843 on Form S-3 of our report dated March 4, 2005 (which report expresses an unqualified opinion on the consolidated financial statements and on management’s assessment of the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to the adoption of the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148 during 2003), appearing in the Annual Report on Form 10-K of BlackRock, Inc. for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche, LLP

New York, New York

September 6, 2005